PACIFIC BOOKER MINERALS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)

For the three month period ended April 30, 2011

page 1 of 9 pages

Dated July 6, 2011

The selected financial information set out below and certain comments which follow are based on and derived from the audited financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the three months ended April 30, 2011 and from the audited financial statements of Pacific Booker for the year ended January 31, 2011 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE Amex Stock Exchange under the symbol PBM.

Overall Performance

In September 2009, the Company submitted an Application for an Environmental Assessment Certificate (“EAC”) to the BC Environmental Assessment Office (“BCEAO”).  The EAC is required to apply for the various Licences and Permits required for the construction, operation, decommissioning and reclamation of the proposed 30,000 tonnes/day (projected life of 21 years) open-pit mine at the Morrison property.

In May 2010, PBM submitted an Addendum to address the deficiencies in the EAC Application to the BCEAO.  On July 12th the BCEAO announced that they had accepted the Company’s Application for an EAC for Review.  The BCEAO also informed PBM that it had met the requirements of the Section 11 Order with respect to both public and First Nations Consultation and was satisfied with the Consultation Plans proposed by the Company for the Application Review period.  Therefore, the 180day Application Review Period commenced on July 12, 2010.

On October 28, 2010, PBM requested a temporary timeline suspension of EAC Application review period, to allow PBM the opportunity to respond thoroughly to the comments and issues raised by the reviewers of the Application.  PBM submitted its responses to all comments and issues on November 19, 2010 in the Review Response Report and requested that the timeline suspension be lifted and that the review period resume starting at 109 of the 180-day review period.

On December 16, 2010, PBM met with BCEAO, and Canadian Environmental Assessment Agency (“CEAA”) to discuss reviews of tracking tables (this table tracks the comments and responses to the comments raised during the review process), the Table of Commitments and the BCEAO draft Assessment Report.  During the meeting, BCEAO requested that PBM consider changes to the project design, mainly dealing with changes to the closure phase of the project and water management.  The changes were intended to significantly reduce the risk of long term residual and cumulative effects and in the potential magnitude of effects associated with the operating and closure plan.

PBM proceeded with incorporating the changes into a conceptual design which was subsequently discussed with BCEAO and other reviewers on January 25, February 21 and February 25, 2011.  Feedback from these meetings was used to revise the Review Response Report.  The revised Review Response Report was submitted to the BCEAO on March 30, 2011.  PBM also submitted an Application Information Key (“AIK”) identifying the order of precedence guiding how the various documents submitted should be considered, by order of precedence, addressing any potential ambiguities between documents, such as variations in results or assessments, by identifying the more current documents that take precedence over prior documents.

As a result of comments received from the Department of Fisheries and Oceans Canada (“DFO”), PBM also submitted an updated Fish Habitat Compensation Plan (FHCP) to DFO and BCEAO on March 23, 2011.  The amount of fish-bearing habitat lost in the mine plan is 0.125 Hectare resulting from partial dewatering of some streams, the freshwater intake pipe-line and effluent discharge pipeline.  The FHCP is intended to compensate for fish-bearing and aquatic habitat that will be lost as a result of the Project.

PBM received further comments from the BCEAO on April 15, 2011 that dealt mainly with the segregation of waste rock.  PBM expanded on the waste segregation plan and submitted this plan to the BCEAO and CEAA for review on April 26, 2011.  Additional comments from the Federal agencies, Environment Canada and Natural Resources Canada were then received on May 25, 2011.

Considering all the comments received to date as well as additional data acquired from field work during spring break-up, the updated Review Response Report will be submitted along with the request that the EAC Application Review timeline suspension be lifted such that the Review period will resume starting at day 109 of the 180-day review period.

In September 2010, PBM announced that it had filed its Response to the Notice of Civil Claim served by Rescan in August 2010 and has filed a Counterclaim against Rescan seeking damages for  professional negligence, misrepresentation, and breach of contract.  In December 2010, Rescan and PBM agreed to proceed to mediation.  In consultation with its Attorney, PBM is in the process of completing discovery documents.

On May 30, 2011 at 10:00am Pacific time, the Company held its Annual General Meeting at the Company’s corporate office in Vancouver.  All nominated directors were re-elected to the board and all resolutions passed with 30.66% of our issued shares represented.  Shareholders present at the meeting were updated on the Company’s activities and had the opportunity to speak to the directors and ask questions.

During the quarter under discussion, 10,000 options, with an expiry date of April 20, 2011, which were granted under the Company’s stock option plan in April 2006, have been exercised at their set exercise price of $6.20 per share.  Cash received from the exercise of these options in the quarter under discussion was $62,000 which will be used for general working capital.

Outlook for 2011/12

Subject to receiving the EAC and CEAA posting the Course Of Action Decisions as well as the receipt of all required permits and authorizations, mine construction could start in the fourth quarter of the current year.  The company will proceed with the following activities:

•

Prepare applications for  permits and other authorizations and licenses;

•

Finalize our contracting strategy for Pre-production;

•

Tender Pre-Production Contracts (EPC);

•

Proceed with procurement including ordering long lead time items (i.e. HPGR, Ball Mills, etc);

•

Site Engineering Survey; and

•

Detailed Engineering and Design.

Subsequent to the period end, the directors have cancelled the 100,000 options granted on November 26, 2006 at an exercise price of $7.00 and 325,000 options granted on July 3, 2007 at an exercise price of $11.00 and the 131,827 options granted on July 30, 2007 at an exercise price of $11.55.  On May 16th, the Directors approved the granting of 606,827 options at a price of $7.44 exercisable for a period of seven years and on June 20th, 408,000 options at a price of $7.40 exercisable for a period of seven years as proposed by the Compensation Committee.  The options have been fixed in accordance with the Company’s stock option plan, which was approved by the shareholders at the annual general meeting.

Conversion to International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that has significantly affected financial reporting requirements for Canadian companies.  The AcSB (Accounting Standards Board) strategic plan outlines the convergence of Canadian GAAP (Generally Accepted Accounting Principals) with IFRS (International Financial Reporting Standards) over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 would be the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  As a result, Pacific Booker Minerals Inc. interim financial statements for the first quarter of 2011 are reported in accordance with IFRS, with comparative information for 2010 restated.  Note 2 of the interim financial statements sets out the basis of presentation.

The accounting policies set out in Note 3 of the interim financial statements have been applied in preparing the interim financial statements for the period ended April 30, 2011, the comparative information presented at January 31, 2011 and in the preparation of an opening statement of financial position as at February 1, 2010 (the Company’s date of transition) and for the period ended April 30, 2010.

Reconciliation from Canadian GAAP to IFRS

This quarter end is the first period filing for PBM under the IFRS requirements.  The main impact on our financials at this point, is the method for expense of the Share based payments (previously called Stock Based Compensation).  Under Canadian GAAP, awards with graded vesting provisions are treated as a single award for both measurement and recognition purposes (for PBM--1/8 of the total stock based compensation for the entire grant, each 3 month period for 8 quarters).  IFRS 2 requires that such awards be treated as a series of individual awards, with compensation measured and recognized separately for each vesting of options within a grant that has a different vesting date (for PBM--the first vesting has the stock based payment expense for the first vesting and a portion of each subsequent vesting, prorated over the period up to the actual vesting of the options).  This resulted in a timing difference in recognition of share based payment expenses.  The cumulative effect of transition adjustment has been explained in Note 16 of the interim financial statements.

Note 16 also sets out the elections made by the Company to apply optional exemptions under IFRS 1, from full retrospective application of effective IFRS standards.

The structure and content of condensed interim financial statements are in accordance with IAS 34 “Interim Financial Reporting”.  Some of the terminology used in the financial statements under IFRS is different from Canadian GAAP.  You will see new items addressed in the financial statement notes and others that may be no longer required.  Also, some items have a different name from the previous financials, which are as follows:

•

The financial statements are condensed financials as not all the disclosure required for the annual audited financials has been included in this set of financials.

•

The Balance Sheet is now called Statements of Financial Position

•

The Statement of Operations is now called Statements of Comprehensive Loss

•

Deferred Exploration costs is now called Exploration and evaluation assets

•

Amortization is now called Depreciation

•

Interest income is now called Finance income

•

Stock based compensation is now called share based payment

Results of Operations

The largest amount in total on the Statement of Comprehensive Loss is the recording of the share based payments (previously called stock-based compensation expense) and the offsetting contributed surplus in equity.  This calculation creates a cost of granting options to the employees, consultants and directors.  The cost is added to our operating expenses (previously called general and administration expenses) with the corresponding increase in the Company’s equity.  The share based payment expense is allocated, in proportion to the number of options granted, to the accounts for Consulting fees ($30,952), Directors fees ($79,570), Investor relations fees ($39,785), Professional fees ($6,132) and Wages and benefits ($778).  These amounts total $157,217 for the current quarter, compared to $72,382 for the same period in the previous year as calculated under IFRS rules and $272,204 for the same period in the previous year as calculated under Canadian GAAP rules.

If the stock-based compensation expense amounts were removed from the operating loss, the loss would show as $265,611, a decrease of $1,623 when compared to the same period in the previous fiscal year.  The largest amount difference was the difference in the loss on foreign exchange (a loss of $609 versus a loss in the same period of the previous year of $10,050) for a decrease in the loss in the amount of $9,441.  The next largest amount change was in Filing and transfer agent fees which were up by $7,299, due to an increase in the fee paid to the TSX Exchange.  The next largest increase was in shareholder information and promotion in the amount of $6,435 due to increased outside assistance in relation to promotion of the Company and it’s stock.  Depreciation (previously called Amortization) was $2,039 lower than the same period in the previous fiscal year.  Office and miscellaneous was up by $3,098.  Wages and benefits are lower by $4,865 when compared to the same period in the previous fiscal year, due to a decrease in benefit costs associated with the exercise of options.  Finance income (previously called Interest income) was a little higher by the amount of $657 due to the slight increase in the prime interest rates paid by the bank.  Overall, the operating expenses were almost the same as the same period in the previous year.

During the current quarter, the Company incurred $421,111 in exploration & evaluation expenditures on the Morrison property compared to $921,555 in exploration & development expenditures during the same period of the previous fiscal year.  Please see Note 6 in the financial statements for expenditures by item and area.

During the current fiscal year and previous fiscal year, the Company did not announce or complete any private placements.  During the current quarter, the Company issued 10,000 common shares on exercise of options for total proceeds of $62,000 and a reclassification of Contributed surplus to capital stock in the amount of $17,509.  During the same quarter of the previous year, the Company issued 60,000 common shares on exercise of options for total proceeds of $240,000 and a reclassification of Contributed surplus to capital stock in the amount of $46,557.

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, receivables, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal 2011, the Company reported a net loss of $2,119,915 ($0.18 per share) under IFRS rules and $1,950,708 ($0.17 per share) under Canadian GAAP rules, compared to a net loss of $2,254,085 ($0.20 per share) for the year ended January 31, 2010 under Canadian GAAP rules.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expired in October 2010, was extended for six months until April 2011, and has been extended for another six months until October 2011.  Details on the financial obligations are detailed in our annual financial statements (Note 12).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim financials statements and annual financial statements (Note 5).

Related Party Transactions

Payments were made or incurred to 3 current company directors for services provided in the course of normal business operations.  Specifically, to 2 directors for shareholder relations and financing, and to another director for services related to project management.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $95,167 in the first quarter of the fiscal year compared to $97,444 for the corresponding period in the previous fiscal year.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $7,000 for the first quarter of the current fiscal year compared to $3,500 for the corresponding period in the previous fiscal year.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 2 and in Note 18 (re: US versus Canadian GAAP) of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (“IFRS”), and the Company has evaluated the effectiveness of it’s disclosure controls and procedures as of the end of the period covered by the interim filings.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles for periods ending January 31, 2010 or prior and International Financial Reporting Standards (“IFRS”) for periods ending January 31, 2011 or after.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance (previously called interest) income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	GAAP or IFRS	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
					Total	Per Share
January 31, 2009	GAAP	$ 29,766,070	$ -	$ 173,848	$ 2,229,730	$ 0.20
January 31, 2010	GAAP	$ 29,293,556	$ -	$ 20,436	$ 2,254,085	$ 0.20
January 31, 2011	IFRS	$ 29,595,790	$ -	$ 14,610	$ 2,119,915	$ 0.18

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles for periods ending January 31, 2010 or prior and International Financial Reporting Standards (“IFRS”) for periods ending January 31, 2011 or after.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance (previously called interest) income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss		GAAP or IFRS
			Total	Per Share
July 31, 2009	$ 3,934	$ 537,878	$ 533,944	$ 0.05	GAAP
October 31, 2009	$ 1,874	$ 514,875	$ 513,001	$ 0.05	GAAP
January 31, 2010	$ 5,526	$ 487,241	$ 481,715	$ 0.04	GAAP
convert to IFRS		$ 329,275	$ 810,990	$ 0.03	IFRS
April 30, 2010	$ 2,888	$ 342,504	$ 339,616	$ 0.03	IFRS
July 31, 2010	$ 2,911	$ 706,848	$ 703,937	$ 0.06	IFRS
October 31, 2010	$ 4,319	$ 511,716	$ 507,397	$ 0.04	IFRS
January 31, 2011	$ 4,492	$ 573,457	$ 568,965	$ 0.05	IFRS
April 30, 2011	$ 3,545	$ 426,373	$ 422,828	$ 0.04	IFRS

For the period ended	Total Revenue	Loss before other items	Net Loss		GAAP or IFRS
			Total	Per Share
for the 6 month period ended July 31, 2009	$ 13,036	$ 1,272,405	$ 1,259,369	$ 0.11	GAAP
for the 9 month period ended October 31, 2009	$ 14,910	$ 1,787,280	$ 1,772,370	$ 0.16	GAAP
for the year ended January 31, 2010	$ 20,436	$ 2,274,521	$ 2,254,085	$ 0.20	GAAP
to IFRS at January 31, 2010	$ 20,436	$ 2,603,796	$ 2,583,360	$ 0.23	IFRS
for the 3 month period ended April 30, 2010	$ 2,888	$ 342,504	$ 339,616	$ 0.03	IFRS
for the 6 month period ended July 31, 2010	$ 5,799	$ 1,049,352	$ 1,043,553	$ 0.09	IFRS
for the 9 month period ended October 31, 2010	$ 10,118	$ 1,561,068	$ 1,550,950	$ 0.13	IFRS
for the year ended January 31, 2011	$ 14,610	$ 2,134,525	$ 2,119,915	$ 0.18	IFRS
for the 3 month period ended April 30, 2011	$ 3,545	$ 426,373	$ 422,828	$ 0.04	IFRS

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at April 30, 2009	4,832,500	4,832,500
to July 31, 2009	-	-
to October 31, 2009	-	-
to January 31, 2010	-	-
As at January 31, 2010	4,832,500	4,832,500
to April 30, 2010	-	-
to July 31, 2010	-	-
to October 31, 2010	-	-
to January 31, 2011	-	-
As at January 31, 2011	4,832,500	4,832,500
to April 30, 2011	-	-
As At April 30, 2011	4,832,500	4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at April 30, 2009	19,550,541	(859,434)	18,691,107
to July 31, 2009	926,182	-	926,182
to October 31, 2009	696,822	-	696,822
to January 31, 2010	474,354	-	474,354
As at January 31, 2010	21,647,899	(859,434)	20,788,465
to April 30, 2010	921,555	-	921,555
to July 31, 2010	279,944	-	279,944
to October 31, 2010	317,852	-	317,852
to January 31, 2011	356,798	-	356,798
As at January 31, 2011	23,524,048	(859,434)	22,664,614
to April 30, 2011	421,111	-	421,111
As at April 30, 2011	23,945,159	(859,434)	23,085,725

Equity

The table following shows the change in capital stock and net operating expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Contributed Surplus	Operating Loss	Deficit ending	Total Equity	GAAP or IFRS
As at April 30, 2009	44,258,085	4,470,598	725,425	20,280,915	28,447,768	GAAP
to July 31, 2009	-	290,213	533,944	20,814,859	28,204,037	GAAP
to October 31, 2009	1,231,163	(12,151)	513,001	21,327,860	28,910,048	GAAP
to January 31, 2010	-	236,187	481,715	21,809,575	28,664,520	GAAP
adjustment to IFRS	-	329,275	329,275	22,138,850	28,664,520	IFRS
As at January 31, 2010	45,489,248	5,314,122	2,583,360	22,138,850	28,664,520	IFRS
to April 30, 2010	286,557	25,826	339,616	22,478,466	28,637,286	IFRS
to July 31, 2010	-	495,713	703,937	23,182,403	28,429,062	IFRS
to October 31, 2010	1,532,168	60,344	507,397	23,689,800	29,514,178	IFRS
to January 31, 2011	59,632	208,165	568,965	24,258,765	29,213,010	IFRS
As at January 31, 2011	47,367,605	6,104,170	2,119,915	24,258,765	29,213,010	IFRS
to April 30, 2011	79,509	139,708	422,828	24,681,593	29,009,399	IFRS
As at April 30, 2011	47,447,114	6,243,878	422,828	24,681,593	29,009,399	IFRS

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our annual financial statements.

Subsequent to the end of the period, 161,000 common shares were issued on the exercise of options for total proceeds of $845,250 and a reclassification of Contributed surplus to capital stock in the amount of $356,053.

Shares issued:

Certificate Dated	details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
April 30, 2011	balance forward			12,030,289	$ 47,447,114
June 23, 2011	Options	44,000	231,000	12,074,289	47,678,114
	Contributed surplus		97,306		47,775,420
June 27, 2011	Options	117,000	614,250	12,191,289	48,369,670
	Contributed surplus		258,747		48,648,417

Options transactions:

Date	details	Exercise Price	Expiry date	# of shares	Total
April 30, 2011	total outstanding				1,948,057
May 12, 2011	cancelled	$ 7.70	June 30, 2017	-2,000	1,946,057
May 16, 2011	cancelled	$ 7.00	November 26, 2011	-100,000	1,846,057
May 16, 2011	cancelled	$ 11.00	July 3, 2012	-325,000	1,521,057
May 16, 2011	cancelled	$ 11.55	July 30, 2012	-131,827	1,389,230
May 16, 2011	granted	$ 7.44	May 16, 2018	606,827	1,996,057
June 20, 2011	granted	$ 7.40	June 20, 2018	408,000	2,404,057
June 23, 2011	exercised	$ 5.25	June 27, 2011	-44,000	2,360,057
June 27, 2011	exercised	$ 5.25	June 27, 2011	-117,000	2,243,057
June 27, 2011	expired	$ 5.25	June 27, 2011	-35,000	2,208,057

No Warrants outstanding.